COUGAR OIL AND GAS CANADA INC. Suite 1120, 833 – 4 Avenue S.W. Calgary, Alberta T2P 3T5 Phone: +1 403-262-8044 Fax: +1 403-513-2670 info@cougarenergyinc.com www.cougarenergyinc.com

November 22, 2011

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington DC 20549

Re:  As related to your letter of November 4, 2011

Dear  Sirs:

I am responding to your letter to Cougar Oil and Gas Canada Inc. (“Company”), dated November 4, 2011.

Due to a key staff member not in office for the last 2 weeks, and the majority of our focused efforts to file Cougar Oil and Gas Canada, Inc 3d quarter financials on SEDAR and as information in a 6K on EDGAR – we have not adequate time to provide a response to that letter.

We ask for additional time until November 25, 2011 to provide the response.

Sincerely.

Wm S (Bill) Tighe
403-513-2663
CEO
Cougar Oil and Gas Canada, Inc.